SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                               S C H E D U L E 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13D-2(a)
                               (Amendment No. 1)(1)

                         TERAGLOBAL COMMUNICATIONS CORP.
                         -------------------------------
                                (Name of Issuer)

                         COMMON STOCK, $0.001 PAR VALUE
                         ------------------------------
                         (Title of Class of Securities)

                                   880771 10 0
                                   -----------
                                 (CUSIP Number)

      WallerSutton 2000, L.P.                           with a copy to:
      c/o WS Capital, LLC                               Paul A. Gajer, Esq.
      500 West Putnam Ave., 3rd Floor                   RubinBaum LLP
      Greenwich, CT 06830                               30 Rockefeller Plaza
      (203) 861-7080                                    New York, NY 10112
      ----------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                     December 10, 2001 and January 22, 2002
                     --------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of this schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))

                           CUSIP No. 880771 10 0                       13D

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON: WallerSutton 2000, L.P.

      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): 06-1597858

--------------------------------------------------------------------------------

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS:* OO

--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
      2(d) OR 2(e)                                                           [ ]

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware

--------------------------------------------------------------------------------
     Number of       7     SOLE VOTING POWER
      Shares                                     44,676,301 shares         62.4%
   Beneficially      -----------------------------------------------------------
     Owned By        8     SHARED VOTING POWER
       Each                                      0 shares                     0%
     Reporting       -----------------------------------------------------------
      Person         9     SOLE DISPOSITIVE POWER
       With                                      44,676,301 shares         62.4%
                     -----------------------------------------------------------
                     10    SHARED DISPOSITIVE POWER
                                                 0 shares                     0%
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON: 44,676,301 shares

--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES* [ ]

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 62.4%

--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON:* PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 2 of 12 Pages

                           CUSIP No. 880771 10 0                       13D

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON: WallerSutton 2000 L.L.C.

      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): 06-1597859

--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS:* OO

--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEM 2(d) OR 2(e)                                          [ ]

--------------------------------------------------------------------------------

6     CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware

--------------------------------------------------------------------------------
     Number of       7     SOLE VOTING POWER
      Shares                                     44,676,301 shares         62.4%
   Beneficially      -----------------------------------------------------------
     Owned By        8     SHARED VOTING POWER
       Each                                      0 shares                     0%
     Reporting       -----------------------------------------------------------
      Person         9     SOLE DISPOSITIVE POWER
       With                                      44,676,301 shares         62.4%
                     -----------------------------------------------------------
                     10    SHARED DISPOSITIVE POWER
                                                 0 shares                     0%
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON: 44,676,301 shares

--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        [ ]

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 62.4%

--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON:* OO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 3 of 12 Pages

                           CUSIP No. 880771 10 0                       13D

      This amendment, dated January 31, 2002, amends the Schedule 13D filed on June 28, 2001 (together, the "Schedule") and relates to the beneficial ownership of WallerSutton 2000, L.P. and its sole general partner, WallerSutton 2000 L.L.C., of the Common Stock, par value $0.001 per share, of TeraGlobal Communications Corp.

ITEM 1. Security and Issuer

      The title of the class of equity securities to which this statement relates is Common Stock, par value $0.001 per share (the "Common Stock"), of TeraGlobal Communications Corp. (the "Issuer"), a Delaware corporation, which has its principal executive offices at 9171 Towne Centre Drive, Suite 600, San Diego, California 92122.

ITEM 2. Identity and Background

      The information set forth below is given with respect to (a) WallerSutton 2000, L.P. ("WallerSutton"), a Delaware limited partnership, (b) WallerSutton 2000 L.L.C. ("Waller-LLC"), a Delaware limited liability company and the sole general partner of WallerSutton, and (c) each of the members of Waller-LLC. Column (a) indicates the name of each person; column (b) indicates the address of the principal business and the address of the principal office of each entity or the business address of each natural person; column (c) indicates each such entity's principal business or such natural person's present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted as applicable; column (d) indicates whether or not, during the last five years, such person, or any executive officer, director or controlling person of such person, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and, if so, the dates, nature of conviction, name and location of court, and penalty imposed, or other disposition of the case; column (e) indicates whether or not, during the last five years, such person, or any executive officer, director or controlling person of such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or a final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws, and, if so, identifies and describes such proceedings and summarizes the terms of such judgment, decree or final order; column (f) indicates, in the case of any natural person, the citizenship of such person.

                               Page 4 of 12 Pages

                           CUSIP No. 880771 10 0                       13D

-----------------------------------------------------------------------------------------------------------------------------
    (a)                                      (b)                                 (c)                        (d)   (e)    (f)
-----------------------------------------------------------------------------------------------------------------------------
WallerSutton 2000, L.P.               c/o WS Capital, LLC,           To purchase, manage, hold, own,         No    No    N/A
                                      500 West Putnam Ave.,          invest in, and dispose of all or
                                      3rd Fl.                        any portion of securities of
                                      Greenwich, CT 06830            companies owning either directly
                                                                     or through one or more
                                                                     intermediaries, all or any portion
                                                                     of a business in the
                                                                     entertainment, media or
                                                                     communications industries or
                                                                     businesses related thereto.
-----------------------------------------------------------------------------------------------------------------------------
WallerSutton 2000 L.L.C.              c/o WS Capital, LLC,           To serve as general partner of          No    No    N/A
                                      500 West Putnam Ave.,          WallerSutton.
                                      3rd Fl.
                                      Greenwich, CT 06830
-----------------------------------------------------------------------------------------------------------------------------
Cathy M. Brienza                      c/o Waller-Sutton Management   Member and Manager of Waller-LLC        No    No    U.S.
                                      Group, Inc., One Rockefeller   and member of Investment Committee
                                      Plaza, Suite 3300 New York,    of WallerSutton.
                                      NY 10020
-----------------------------------------------------------------------------------------------------------------------------
William H. Ingram                     c/o Waller-Sutton Management   Member and Manager of Waller-LLC        No    No    U.S.
                                      Group, Inc., One Rockefeller   and member of Investment Committee
                                      Plaza, Suite 3300 New York,    of WallerSutton.
                                      NY 10020
-----------------------------------------------------------------------------------------------------------------------------
John W. Waller, III                   c/o Waller Capital             Chairman of Waller Capital              No    No    U.S.
                                      Corporation, 30 Rockefeller    Corporation, an investment banking
                                      Plaza, Suite 4350, New York,   company, Member and Manager of
                                      NY 10112                       Waller-LLC and member of
                                                                     Investment Committee of
                                                                     WallerSutton.
-----------------------------------------------------------------------------------------------------------------------------
John T. Woodruff                    c/o WS Capital, LLC, 500 West    Member and Manager of Waller-LLC        No    No    U.S.
                                    Putnam Ave., 3rd Fl.             and member of Investment Committee
                                    Greenwich, CT 06830              of WallerSutton.
-----------------------------------------------------------------------------------------------------------------------------


                               Page 5 of 12 Pages

                           CUSIP No. 880771 10 0                       13D

ITEM 3. Source and Amount of Funds or Other Consideration

      The funds used by WallerSutton to purchase its Original Note, its New Note, the Additional Note, the WS Original Bridge Warrant, the WS Original Default Warrant, the WS New Bridge Warrant and the WS New Default Warrant (all as defined in ITEM 4 below) consisted of the capital contributions of its partners and its general working capital.

ITEM 4. Purpose of Transaction

      On December 10, 2001, the Issuer, WallerSutton, Spencer Trask Investment Partners, LLC ("Spencer Trask") and Lincoln Associates, LLC ("Lincoln Associates," and collectively with WallerSutton and Spencer Trask, the "Investors"), entered into a Convertible Promissory Note and Warrant Purchase Agreement (the "Purchase Agreement") which provided for the sale and issuance by the Issuer to the Investors of up to $2,000,000 of secured convertible promissory notes and warrants to purchase shares of Common Stock. At a closing held on December 10, 2001 (the "December Closing"), the Investors purchased Convertible Promissory Notes (the "Original Notes") in the aggregate principal amount of $750,000 and the warrants described below, for an aggregate purchase price of $750,000. The Original Notes were secured by a first priority security interest in all of the Issuer's assets pursuant to a Security Agreement and a Security Agreement for Intellectual Property (collectively, the "Security Agreements"), each dated as of December 10, 2001. The proceeds from such sale were used by the Issuer for working capital purposes. $625,000 of such amount represented WallerSutton's portion of the aggregate purchase price.

      The warrants issued at the December Closing consisted of

      1.    the following warrants issued to WallerSutton:

      (a) a warrant (the "WS Original Bridge Warrant") to purchase 3,212,936 shares of Common Stock, exercisable at any time prior to December 10, 2004 at $0.20 per share (which represented a purchase price per share equal to the lesser of (i) $0.20 or (ii) 75% of the average closing bid price per share of Common Stock during the ten trading days immediately preceding the December Closing), subject to adjustment as set forth therein, and

      (b) a warrant (the "WS Original Default Warrant") to purchase 21.428% of the outstanding shares of Common Stock at the time such warrant vests, exercisable at any time after such vesting and prior to December 10, 2004, at a price of $0.001 per share, subject to adjustment as set forth therein. The WS Original Default Warrant vests upon an occurrence of an Event of Default (as defined in the Original Notes).

      2.    the following warrants issued to Spencer Trask and Lincoln
            Associates:

      (a) warrants to purchase an aggregate of 535,714 shares of Common Stock, with the same exercisability and price per share as the WS Original Bridge Warrant, and


                               Page 6 of 12 Pages

                           CUSIP No. 880771 10 0                       13D

      (b) warrants (the "Spencer/Lincoln Original Default Warrants") to purchase an aggregate of 3.572% of the outstanding shares of Common Stock on the date they vested, with the same vesting, exercisability and exercise price per share as the WS Original Default Warrant.

      On January 12, 2002, an Event of Default (as defined in the Original Notes) occurred, which gave the Investors the right to (a) declare all indebtedness evidenced by the Original Notes to be immediately due and payable and (b) exercise all rights and remedies available under the Security Agreements, the other Loan Documents (as defined in the Original Notes) and applicable law. In addition, due to the occurrence of the events specified in items (1) and (2) of Section 1 of the WS Original Default Warrant and the Spencer/Lincoln Original Default Warrants, on January 12, 2002, such default warrants vested and became immediately exercisable by the Investors. As a result of the occurrence of such Event of Default, the WS Original Default Warrant is currently exercisable for 9,844,918 shares of Common Stock.

      On January 15, 2002, the Issuer issued a press release reporting the occurrence of such default and its need to secure additional financing to continue its operations. The Issuer further reported that it was exploring alternatives to provide it with the capital necessary to fund anticipated operating expenses, and that it was discussing financing transactions to meet its immediate capital obligations with a number of sources, including the Investors. During the period of January 12, 2002 through January 22, 2002, WallerSutton engaged in discussions with the Issuer as to the terms under which it would be willing to provide additional funding to the Issuer.

      On January 22, 2002, a Waiver of and Amendment to Convertible Promissory Note and Warrant Purchase Agreement (the "Waiver and Amendment") was executed, which, among other things, provided for the sale and issuance by the Issuer of additional secured Convertible Promissory Notes (the "New Notes") in the aggregate principal amount of $250,286 and the warrants described below. The Waiver and Amendment provided for, among other things, the purchase by WallerSutton and Spencer Trask of the New Notes and a waiver (until March 1,
2002) of the default then existing under the Original Notes, provided that the New Notes be secured by the Security Agreements. Pursuant to the Waiver and Amendment, the Issuer acknowledged that (i) the New Notes were entitled to the benefits of the Security Agreements, (ii) the WS Original Default Warrant and the Spencer/Lincoln Original Default Warrants were exercisable in full, (iii) after giving effect to the January 22, 2002 financing, the Investors were entitled to additional warrants pursuant to Section 1.1 of the Purchase Agreement, and (iv) the Investors had no further obligation to purchase convertible promissory notes or warrants under the Purchase Agreement.

      At a closing held on January 22, 2002 (the "January Closing"), WallerSutton and Spencer Trask purchased the New Notes and the warrants described in paragraphs 1(a) and 2(a) below, for an aggregate purchase price of $250,286. The New Notes were secured, pari passu with the Original Notes, by a first priority security interest in all of the Issuer's assets pursuant to the Security Agreements. The proceeds from such sale were used by the Issuer for working capital purposes. $236,000 of the $250,286 aggregate purchase price represented WallerSutton's portion.


                               Page 7 of 12 Pages

                           CUSIP No. 880771 10 0                       13D

      The warrants issued at the January Closing consisted of

      1.    the following warrants issued to WallerSutton:

      (a) a warrant (the "WS New Bridge Warrant") to purchase 1,273,954 shares of Common Stock at a price of $0.18525 per share and with the same exercisability as the WS Original Bridge Warrant, and

      (b) a warrant (the "WS New Default Warrant") to purchase its pro rata share of the Applicable Share Number of the outstanding Common Stock. Such pro rata share will be based on the respective Funding Amounts (as defined in the Waiver and Amendment) of the Investors under the Purchase Agreement, as amended by the Waiver and Amendment and as may be further amended. The Applicable Share Number is defined in the Waiver and Amendment and is computed as of the Applicable Date (as defined in the Waiver and Amendment). The WS New Default Warrant has the same exercisability and price per share as the WS Original Default Warrant,

      2.    the following warrants issued to Spencer Trask:

      (a) a warrant to purchase an additional 77,117 shares of Common Stock, with the same exercisability and price per share as the WS Original Bridge Warrant, and

      (b) a warrant to purchase a number of additional shares of Common Stock based on the same formula provided above for the WS New Default Warrant, with the same exercisability and price per share as the WS Original Default Warrant, and

      3.    the following warrant issued to Lincoln Associates:

      (a) a warrant to purchase a number of additional shares of Common Stock based on the same formula provided above for the WS New Default Warrant, with the same exercisability and price per share as the WS Original Default Warrant.

      As a result of the Event of Default described above, the warrants described in paragraphs 1(b), 2(b) and 3(a) above were immediately exercisable upon issuance.

      At a closing held on January 30, 2002 pursuant to a Second Amendment to Convertible Promissory Note and Warrant Purchase Agreement, dated January 30, 2002, between the Issuer and WallerSutton, WallerSutton purchased an additional secured Convertible Promissory Note (the "Additional Note") in the principal amount of $250,000, which is secured, pari passu with the Original Notes and the New Notes, by a first priority security interest in all of the Issuer's assets pursuant to the Security Agreements. The proceeds from such sale will be used by the Issuer for working capital purposes.

      WallerSutton purchased its notes and warrants for the purpose of providing the Issuer with working capital and obtaining an additional investment in the Issuer. WallerSutton may acquire additional shares of Common Stock, from time to time, in open market transactions or in privately negotiated transactions, or through the exercise of warrants or other derivative


                               Page 8 of 12 Pages

                           CUSIP No. 880771 10 0                       13D

securities. WallerSutton may make additional investments in the Issuer by purchasing additional secured notes (on the same or different terms as its outstanding notes) or by purchasing shares of preferred stock issued by the Issuer or a subsidiary thereof (which may be similar to or different from the Issuer's Series A Convertible Preferred Stock held by WallerSutton). WallerSutton may sell all or any portion of its interest in the Issuer (including any shares of Common Stock, secured notes, warrants and/or Series A Convertible Preferred Stock of the Issuer held by it) based on market conditions and other conditions which WallerSutton may deem relevant. It is currently WallerSutton's intention to exercise the WS Original Default Warrant and the WS New Default Warrant, although it is possible that WallerSutton may ultimately decide not to exercise such warrants. In the event WallerSutton chooses to exercise such warrants, it will become the owner of record of more than fifty percent (50%) of the Issuer's outstanding Common Stock, and it will have the voting power to elect additional members to the Issuer's board of directors if it chooses to do so, and approve certain matters presented to the stockholders of the Issuer for a vote, regardless of the vote of other stockholders, including matters of the type listed in paragraphs (b) through (j) of Item 4 of
Schedule 13D, which may be proposed by the Board of Directors of the Issuer, although WallerSutton does not have any present plan or proposal as a stockholder as to any of such matters. WallerSutton may also decide to exercise its rights as a lender under the Security Agreements and its notes and commence foreclosure or other proceedings against the Issuer in the event that such notes are not paid when due (whether at maturity or due to acceleration or otherwise). WallerSutton has no obligation to provide any further funding to the Issuer but continues to discuss with the Issuer the terms under which it might be willing to provide such further funding.

ITEM 5. Interests in Securities of the Issuer.

      (a) The following sets forth the aggregate number and percentage (based on 26,906,282 shares of Common Stock outstanding, as indicated in the Issuer's Form 10QSB/A, filed with the Securities and Exchange Commission on December 6, 2001 (File No. 000-25115)) of shares of Common Stock owned beneficially by WallerSutton and Waller-LLC, as of January 31, 2002 (except as indicated below, none of the other persons listed in ITEM 2 above beneficially owns any shares of Common Stock):

                                         Shares of          Percentage of Shares
                                       Common Stock           of Common Stock
Name                                 Beneficially Owned      Beneficially Owned
----                                 ------------------     --------------------
WallerSutton 2000, L.P.               44,676,301 shares             62.4%
WallerSutton 2000 L.L.C.              44,676,301 shares             62.4%

      The 44,676,301 shares of Common Stock beneficially owned by WallerSutton and Waller-LLC consist of (i) right to acquire 5,597,016 shares of Common Stock upon conversion of 5,597,016 shares of the Issuer's Series A Convertible Preferred Stock, par value $0.001 per share, owned by WallerSutton, (ii) right to acquire 9,844,918 shares of Common Stock pursuant to the WS Original Default Warrant, (iii) right to acquire 3,212,936 shares of Common Stock pursuant to the WS Original Bridge Warrant, (iv) right to acquire 24,747,477 shares of Common Stock pursuant to the WS New Default Warrant, and (v) right to acquire 1,273,954 shares of Common Stock pursuant to the WS New Bridge Warrant. Based upon 26,906,282 shares of Common Stock outstanding, as indicated on the Issuer's Form 10QSB/A (File No. 000-25115), WallerSutton beneficially owns 62.4% of the Common Stock. Waller-LLC is the sole general


                               Page 9 of 12 Pages

                           CUSIP No. 880771 10 0                       13D

partner of WallerSutton and therefore beneficially owns the securities held by WallerSutton. All derivative securities of the Issuer held by WallerSutton are currently exercisable.

      (b) WallerSutton, through its sole general partner Waller-LLC, has sole power to vote and dispose of all of the Issuer's shares owned by WallerSutton.

      (c) Response to ITEM 4 is incorporated herein by reference.

      (d) Not Applicable.

      (e) Not Applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

      The Issuer and the Investors are parties to a Registration Rights Agreement, dated as of December 10, 2001, as amended as of January 22, 2002, pursuant to which, in certain instances, the Issuer will (i) prepare and file a registration statement with the Securities and Exchange Commission relating to the Registrable Securities (as defined therein) held by each of the Investors and (ii) list with the Nasdaq or the other exchange upon which the Common Stock is then traded, all the Registrable Securities.

ITEM 7. Material to be Filed as Exhibits.

Exhibit #   Description of Exhibit
---------   ----------------------

1 Joint Filing Agreement, dated as of January 30, 2002, between WallerSutton 2000, L.P. and WallerSutton 2000 L.L.C.

2 Form of Convertible Promissory Note and Warrant Purchase Agreement, dated as of December 10, 2001, among the Issuer, WallerSutton, Spencer Trask and Lincoln Associates (incorporated by reference to
            Exhibit 4.1 to the Form 8-K filed with the Securities and Exchange Commission on December 21, 2001, by the Issuer (File No. 000-25115).

3 Form of Warrant No. W-01-201, dated December 10, 2001, issued by Issuer to WallerSutton (incorporated by reference to Exhibit 4.2 to the Form 8-K filed with the Securities and Exchange Commission on December 21, 2001, by the Issuer (File No. 000-25115).

4 Form of Warrant No. W-01-301, dated December 10, 2001, issued by Issuer to WallerSutton.

5 Form of Convertible Promissory Note, dated December 10, 2001, made by Issuer in favor of WallerSutton (attached as Exhibit B to Exhibit 2 above).

6 Form of Registration Rights Agreement, dated December 10, 2001, among the Issuer, WallerSutton, Spencer Trask and Lincoln Associates.


                               Page 10 of 12 Pages

                           CUSIP No. 880771 10 0                       13D

7 Form of Security Agreement, dated December 10, 2001, among the Issuer, WallerSutton, Spencer Trask and Lincoln Associates.

8 Form of Security Agreement for Intellectual Property, dated December 10, 2001, among the Issuer, WallerSutton, Spencer Trask and Lincoln Associates.

9 Form of Waiver to and Amendment of Convertible Promissory Note and Warrant Purchase Agreement, dated January 22, 2002, among the Issuer, WallerSutton, Spencer Trask and Lincoln Associates (incorporated by reference to Exhibit 4.1 to the Form 8-K filed with the Securities Exchange Commission on January 24, 2002, by the Issuer (File No. 000-25115).

10 Form of Warrant No. W-02-101, dated January 22, 2002, issued by Issuer to WallerSutton (incorporated by reference to Exhibit 4.3 to the Form 8-K filed with the Securities Exchange Commission on January 24, 2002, by the Issuer (File No. 000-25115).

11 Form of Warrant No. W-02-201, dated January 22, 2002, issued by Issuer to WallerSutton.

12 Form of Convertible Promissory Note, dated January 22, 2002, made by Issuer in favor of WallerSutton (incorporated by reference to Exhibit 4.2 to the Form 8-K filed with the Securities Exchange Commission on January 24, 2002, by the Issuer (File No. 000-25115).

13 Form of First Amendment of Registration Rights Agreement, dated January 22, 2002, among the Issuer, WallerSutton, Spencer Trask and Lincoln Associates.

14 Form of Second Amendment of Convertible Promissory Note and Warrant Purchase Agreement, dated January 30, 2002, between the Issuer and WallerSutton.

15 Form of Convertible Promissory Note, dated January 30, 2002, made by Issuer in favor of WallerSutton.


                               Page 11 of 12 Pages

                           CUSIP No. 880771 10 0                       13D

                                    Signature
                                    ---------

      After reasonable inquiry and to the best of my knowledge and belief, the undersigned hereby certifies that the information set forth in this Schedule is true, complete, and correct.

Date: January 31, 2002
                                                  WALLERSUTTON 2000, L.P.

                                                  By: WallerSutton 2000 L.L.C.,
                                                      its general partner

                                                  By: /s/ John T. Woodruff
                                                      --------------------------
                                                      Name: John T. Woodruff
                                                      Title: Authorized Member

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).

                                    Signature
                                    ---------

      After reasonable inquiry and to the best of my knowledge and belief, the undersigned hereby certifies that the information set forth in this Schedule is true, complete, and correct.

 Date: January 31, 2002
                                                  WALLERSUTTON 2000 L.L.C.

                                                  By: /s/ John T. Woodruff
                                                      --------------------------
                                                      Name: John T. Woodruff
                                                      Title: Authorized Member

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).


                               Page 12 of 12 Pages